Exhibit 12.2

Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

For the six month period ended
June 30, 2007

Including Interest on Deposits
Earnings:
Pre-tax income from continuing operations	$(67,830)
Plus:
Fixed Charges (excluding capitalized interest)	239,252

Total Earnings	$171,422

Fixed Charges:
Interest expensed and capitalized	$237,279
Amortized premiums, discounts, and capitalized expenses related to indebtedness	419
An estimate of the interest component within rental expense	1,554

Total Fixed Charges before preferred dividends	239,252

Preferred dividends	(16,650)
Ratio of pre tax income to net income	0.907
Preferred dividend factor	(15,102)

Total fixed charges and preferred stock dividends	$224,150

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A )

Excluding Interest on Deposits
Earnings:
Pre-tax income from continuing operations	$(67,830)
Plus:
Fixed Charges (excluding capitalized interest)	152,359

Total Earnings	$84,529

Fixed Charges:
Interest expensed and capitalized	$150,386
Amortized premiums, discounts, and capitalized expenses related to indebtedness	419
An estimate of the interest component within rental expense	1,554

Total Fixed Charges before preferred dividends	152,359

Preferred dividend factor	(15,102)

Total fixed charges and preferred stock dividends	$137,257

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A )

(A)	Due to the Company’s pre-tax loss the ratio coverage was less than 1:1.